EXHIBIT 99.8(NN)

INT SA II

July 31, 2006

Rhonda S. Malone, Esq.

National Integrity Life Insurance Company

400 Broadway

Cincinnati, Ohio 45202

Dear Ms. Malone:

As you know, we have entered into a participation agreement among Van Kampen Life Investment Trust (the “Fund”), Van Kampen Funds, Inc., Van Kampen Asset Management Inc. and National Integrity Life Insurance Company (the “Company”), dated January 2, 2003, as may be amended from time to time (the “Participation Agreement”), providing for the purchase by the Company of shares of certain series of the Fund (“Portfolios”) on behalf of its separate account(s) to fund certain variable life and annuity contracts (“Contracts’), each as specified in the Participation Agreement.

As consideration for various fund-related administrative services that the Company will provide in connection with the issuance of the Contracts (“Administrative Services”), we will pay to the Company, during the term of the Participation Agreement, an annual fee calculated pursuant to the following schedules based on the average daily net assets invested in Class II Shares of the following portfolios of the Fund offered under the Contracts identified in the Participation Agreement (excluding all assets invested during the guarantee (free look) periods available under the Contracts).  We acknowledge that the Administrative Services to be provided by the Company (such as shareholder communication, record keeping and postage expenses) are ones for which we, or our affiliates, as investment adviser and administrator to the Fund, would otherwise bear the cost directly.

Class II Shares	Average Annual Percentage Payment
Emerging Growth Portfolio	0.xx	%
Comstock Portfolio	0.xx	%

Payment will be made on a quarterly basis during the month following the end of each calendar quarter and shall be prorated for any portion of such period during which this letter agreement is in effect for less than the full quarter.  The fee will be calculated based on the average daily net assets invested in Class II Shares of the applicable Portfolio(s) under the Contracts over a calendar quarter (which shall be computed by totaling daily balances during the quarter and dividing such total by the actual days in the quarter).

INT SA II

The Company represents and agrees that it will maintain and preserve all records as required by law to be maintained and preserved in connection with providing the Administrative Services, and will otherwise comply with all laws, rules and regulations applicable to such services.  The Company further agrees to provide copies of any such records maintained and preserved, as reasonably requested by us or our representatives, to enable us or the Fund to monitor and review the Administrative Services provided by the Company, or comply with any request of the Board of the Fund, or a governmental body or a self-regulatory organization.

This letter agreement may be amended only upon mutual consent of the parties hereto in writing and will terminate; (i) upon mutual agreement of the parties hereto, (ii) upon thirty (30) days advance written notice by either party delivered to the other party, or (iii) automatically upon the termination of the Participation Agreement.  This letter agreement, which the parties agree shall commence effective and be effective as of July 1, 2006, supersedes and replaces all previous letter agreements or other agreements pertaining to the matters herein, whether written or oral, among the parties.

If you agree to the foregoing, please sign the enclosed copies of this letter and return them to Eric  C. Griffith at Morgan Stanley Investment Management Inc., 1221 Avenue of the Americas, 5th Floor, New York, New York 10020.

Sincerely,

Morgan Stanley Investment Management Inc.		AGREED and ACCEPTED:

National Integrity Life Insurance Company

By:	/s/	By:	/s/
Name:	Ronald E. Robinson	Name:	Kevin L. Howard
Title:	Managing Director	Title:	Sr. Vice President & General Counsel